
05060702

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Ameren Corporation — 0001002910

Exact Name of Registrant as Specified in Charter — Registrant CIK Number

Form U-1/POS AMC (Exhibit E-6) — File No. 70-10078

Electronic Report, Schedule or Registration — SEC File Number, if available

Statement of Which the Documents Are A Part (give period of report)


SEC MAIL PROCESSING
RECEIVED
JUL 12 2005
WASH. D.C. 192 SECTION

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City _______, State of __________, _________, 2005.

PROCESSED
JUL 15 2005
THOMSON FINANCIAL

____
(Registrant)

By: ....
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on July 11, 2005, that the information set forth in this statement is true and complete.

By: ....
Andrew F. MacDonald

Counsel for Ameren Corporation

DC #196932 v1

Exhibit E-6

Pre-Transaction Structure



Ameren Corporation
CILCORP
Resources
CILCO
CIM
Housing Credit Ptnshps
Non-Development Subsidiaries
Development
AERG
CIM Air
FEP ptnshp (plane)
CLM
power plant
CIM Leasing
railcars; Sun America
CIM Energy
Genco
CLM IV
DCL IV ptnshp (office building)
CLM VII
(commercial real estate)
CLM VIII
(commercial real estate)
CLM X
CLM XII
DCL IV ptnshp (office building)
CLM VI
DCL VI ptnshp (office building)
generation facility
CLM XI
DCL VI ptnshp (office building)